                                             ONE SHELL PLAZA     AUSTIN
                                             910 LOUISIANA       BAKU
(BAKER BOTTS LLP LETTERHEAD)                 HOUSTON, TEXAS      DALLAS
                                             77002-4995          HOUSTON
                                             713.229.1234        LONDON
                                             FAX 713.229.1522    MOSCOW
                                                                 NEW YORK
                                                                 RIYADH
                                                                 WASHINGTON

April 29, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        Attention:   Filing Desk

        Re:  Transocean Inc.

             Response to SEC Staff Comments sent by a letter dated April 1, 2005

Ladies and Gentlemen:

         On behalf of Transocean Inc. (the "Company"), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Company responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff"), by a letter dated April 1, 2005 regarding the Company's Form 10-K, filed March 16, 2005 and response letter, dated February 25, 2005 (File No. 333-75899).

         The Company's responses to the Staff's comments are included in the memorandum enclosed herewith submitted on behalf of the Company. The Company is separately transmitting certain portions of the memorandum and requesting confidential treatment for the information under the Freedom of Information Act ("FOIA"). The location of information subject to the confidential treatment request is indicated in the EDGAR submission with a statement in brackets to that effect. The Company is also separately transmitting a portion of its response to comment 2 as supplemental information (the "Supplemental Information") and requesting confidential treatment for this supplemental information under Rule 12b-4 under the Securities Act of 1934, as amended, and the FOIA. Accordingly, this EDGAR transmission does not contain certain designated portions of the memorandum or the Supplemental Information.

         Please telephone collect Gene J. Oshman (713.229.1178), John D. Geddes (713.229.1113) or the undersigned (713.229.1749) of the firm Baker Botts L.L.P., counsel to the Company, with any questions or comments you may have regarding the enclosed.

                                           Very truly yours,

                                           BAKER BOTTS L.L.P.



                                           By: /s/ James H. Mayor
                                               --------------------------------
                                                   James H. Mayor

cc:  Mr. William E. Turcotte
     Transocean Inc.

     Mr. Gene J. Oshman
     Mr. John D. Geddes
     Baker Botts L.L.P.

                                             ONE SHELL PLAZA     AUSTIN
                                             910 LOUISIANA       BAKU
(BAKER BOTTS LLP LETTERHEAD)                 HOUSTON, TEXAS      DALLAS
                                             77002-4995          HOUSTON
                                             713.229.1234        LONDON
                                             FAX 713.229.1522    MOSCOW
                                                                 NEW YORK
                                                                 RIYADH
                                                                 WASHINGTON

                      FOIA CONFIDENTIAL TREATMENT REQUESTED
                               BY TRANSOCEAN INC.


                                                      James H. Mayor
                                                      713.229.1749
                                                      FAX 713.229.7849
                                                      james.mayor@bakerbotts.com

April 29, 2005

VIA HAND DELIVERY AND FACSIMILE

Ms. Jennifer Goeken
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Stop 04-05
Washington, D.C. 20549

Re:      Transocean Inc.
         Response to SEC Staff Comments sent by a letter dated April 1, 2005 and Confidential Treatment Request

Dear Ms. Goeken:

         On behalf of our client, Transocean Inc. (the "Company"), provided herewith are materials from the Company being submitted to the Securities and Exchange Commission (the "Commission") in response to your comments sent by a letter dated April 1, 2005 regarding the Company's Form 10-K, filed March 16, 2005 and response letter, dated February 25, 2005 (File No. 333-75899).

         Provided herewith are three copies of the Company's response to the comments of the Staff (the "Submission"), including certain portions of the Submission which are subject to a confidential treatment request. We are also transmitting a graph as part of the Company's response to comment 2 of the Staff contained in the April 1, 2005 comment letter, which is being provided to the Commission as supplemental information under Rule 12b-4 of the Securities Act of 1934, as amended, and which is subject to a confidential treatment request (the "Supplemental Information"). The EDGAR transmission of the Submission does not contain certain designated portions of the Submission or the Supplemental Information. We hereby request that the Staff return the Supplemental Information to the undersigned in the enclosed self-addressed package after completing its review. We believe that the return of such information is consistent with the protection of investors and with the provisions of the Freedom of Information Act (5 U.S.C. 552).

         If any member of the Staff has any questions relating to this submission, we request such member to call Gene J. Oshman (713) 229.1178; John
D. Geddes at (713) 229.1113; or the undersigned at (713) 229-1749.

(BAKER BOTTS LLP LETTERHEAD)

Ms. Jennifer Goeken                     2                         April 29, 2005


FOIA Confidential Treatment Request

         Pursuant to Rule 83 of the Commission's rules and regulations relating to Commission records and information, 17 C.F.R. 200.83, we hereby request that confidential treatment be accorded to portions of the Submission and the Supplemental Information and that such material not be disclosed in response to any inquiry under the Freedom of Information Act (5 U.S.C. Section 552). Please promptly inform us of any request under the Freedom of Information Act or otherwise so that we may substantiate this request for confidential treatment according to Rule 83.

         All of the pages of the Submission and the Supplemental Information being hand delivered to the Staff have been marked with a legend substantially similar to the following: "Confidential Treatment Requested by Transocean Inc."

         In addition to its request for confidential treatment of the above-referenced portions of the Submission and the Supplemental Information, the Company requests that any memoranda, notes or other writings made by any member or employee of the Commission relating to either of the foregoing or any conference or telephone conversation with respect thereto and any copies of extracts of any of the foregoing be withheld from public availability pursuant to 5 U.S.C. Section 552(b)(4), and 17 C.F.R. Section 200.80(b)(4).

         A copy of this Confidential Treatment Request (without the attachments) is being delivered to FOIA Officer of the Commission.

         Thank you for your attention to this matter.

                                             BAKER BOTTS L.L.P.



                                             By:  /s/ James H. Mayor
                                                  -----------------------------
                                                  James H. Mayor

(BAKER BOTTS LLP LETTERHEAD)

Ms. Jennifer Goeken                     3                         April 29, 2005


                      FOIA CONFIDENTIAL TREATMENT REQUESTED
                               BY TRANSOCEAN INC.

cc:    (without attachments):

       Office of Freedom of Information and Privacy Act Operations Securities and Exchange Commission
       Operations Center
       6432 General Green Way
       Alexandria, Virginia  22312-2413

       Mr. H. Roger Schwall
       Mr. Barry Stem
       Securities and Exchange Commission

       Mr. William E. Turcotte
       Transocean Inc.

       Mr. Gene J. Oshman
       Mr. John D. Geddes
       Baker Botts L.L.P.

               CONFIDENTIAL TREATMENT REQUESTED BY TRANSOCEAN INC.

                                                                  April 29, 2005



                                 TRANSOCEAN INC.

                    MEMORANDUM IN RESPONSE TO STAFF COMMENTS

                        Form 10-K, filed March 16, 2005,
          Response Letter dated February 25, 2005 (File No. 333-75899)

         This memorandum sets forth the responses of Transocean Inc. (the "Company") to the comments of the Staff of the Division of Corporation Finance contained in the letter dated April 1, 2005 from H. Roger Schwall, Assistant Director, with respect to the Company's Form 10-K, filed March 16, 2005 and response letter dated February 25, 2005 (File No. 333-75899).

                    10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Business, page 3

         Transocean Drilling Fleet tables, pages 6-9

Comment

1. We have read your response to prior comment 1, where you indicate that "cash flows from a rig are dependent upon other rigs within the asset class" because "the availability of another competing rig has a direct influence on the dayrates bid for a job and consequently the cash flow derived from that contract." While we recognized that the grouping of long-lived assets requires significant judgment, as indicated by paragraph B45 of SFAS 144, we do not believe that offsetting is appropriate within the asset class level because an individual rig can be an individual source of cash flows. Even though rigs within an asset class are interchangeable, that interchangeability can be influenced by your marketing through decisions to "cold stack" certain rigs with a particular market sector. Since you are capable of generating discrete financial information on an individual rig basis and individual rigs can be largely independent of one another based on marketing efforts, it appears that individual rigs are the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Company Response

         To further discuss our asset groupings for impairment analysis under SFAS 144, we are providing additional information that we believe will provide a better understanding of how we view our fleet and the cash flows generated by our fleet in supporting asset values and, ultimately, our asset grouping for impairment review. At the outset we would like to point out that the estimated fair value of all but one of our cold stacked rigs exceeded their respective book values at March 31, 2005. For the one rig where the estimated fair value was less than book value, we performed a high level projection of cash flows based on our current view of market conditions. We concluded that no impairment would have existed on any of those individual rigs.

               CONFIDENTIAL TREATMENT REQUESTED BY TRANSOCEAN INC.

         However, as explained below, we strongly believe the asset class is the appropriate level for which to perform our impairment analysis.

         Our business of drilling oil and gas wells is performed in a global, contract-driven auction market. Our customers, which consist largely of major international oil and gas companies and government owned/controlled oil and gas companies throughout the world, have drilling prospects across all geographic regions for which they periodically offer contracts for bid. The clients determine contract requirements for rigs, and the predominant characteristic is water depth capability. These contracts tend to be term contracts and are bid on a dayrate basis. The dayrate at which a given contract is awarded is driven by the worldwide supply and demand of the marketed rigs available for bid at the time. In a tight supply/high demand market, dayrate bids tend to be higher than in excess supply markets. Rigs are largely interchangeable within an asset class such that any number can be used to satisfy a given contract.

         Rigs are highly mobile and are easily relocated based on contract opportunity. Also, costs to mobilize a rig between geographic regions are typically recoverable, at least in part, from the customer and represent a small portion of our customer's overall cost of drilling a well. These costs can range from $[CONFIDENTIAL TREATMENT REQUESTED BY TRANSOCEAN INC.] to $[CONFIDENTIAL TREATMENT REQUESTED BY TRANSOCEAN INC.]. We, as well as our competitors, relocate drilling rigs as contract opportunities arise. These relocations tend to adjust temporary imbalances between supply and demand in a specific market sector. As a result, the global supply of rigs has an impact on the dayrates bid and ultimately accepted by our customers.

         Rig mobility can be seen from the statistics provided in our earlier response. As noted in that response, within the global Other Floater rig fleet consisting of 120 rigs, there were 294 inter-regional rig moves and 603 inter-country rig moves during the period of 1995 through 2004. Over the last 20 years, each of these rigs has, on average, relocated between countries of operations every two years and between regions every five years. Similarly, we have seen significant movement between major regions (the Americas, Europe/Africa and Asia) within our own fleet. We had seven of such rig moves during 2004, five in 2003 and six in 2002. At a country level, our rig moves are even more prevalent with 25 moves in 2004, 31 moves in 2003 and 33 moves in 2002.

         The contract drilling business is highly cyclical, and dayrates are heavily influenced by the availability of a relatively small number of competing rigs for any given contract opportunity. As demand decreases, the market can quickly become oversupplied with rigs as they come off contract with no potential follow-on work. Conversely, increases in demand absorb the supply of rigs available for bid, with rig construction/modification and bringing rigs out of cold stack being the only readily available source of additional marketed rigs. This supply/demand dynamic is evidenced, for example, by the high correlation among geographic regions for dayrates as described on page 5 of our previous response to the Staff.

               CONFIDENTIAL TREATMENT REQUESTED BY TRANSOCEAN INC.

         We manage our rigs and the associated stacking decisions on an asset class basis and not on an individual rig basis. These decisions are made in order to optimize cash flows for the entire asset class, even if the decision results in a negative cash flow impact to an individual rig. This may differ from the approach taken by drilling companies with smaller rig fleets given the greater impact and importance each rig has on their results. Because of the size of our asset classes and overall fleet, we can make the decision to stack rigs while continuing to incur some costs to maintain these rigs when doing so might be uneconomical for a drilling contractor with a smaller rig fleet than ours. We do not view cold stacking a rig as an impairment indicator but instead as an ordinary course decision in the management of our rig fleet. Historically, cold stacking has not indicated that the rig is impaired to us since we will and have made the decision to bring rigs out of cold stack when we believe global market demand sufficiently supports another unit. For example, at December 31, 2003, we had 18 rigs cold stacked of which six rigs were on contract at March 31, 2005.

         We classify our stacked rigs as either warm or cold stacked. We warm stack a rig when there is committed or potential work for the rig within a few months of the rig coming off contract. In the case of warm stacking, we will retain some or even most of the crew onboard, depending upon the anticipated upcoming work. While warm stacked, the crew will perform normal maintenance that would otherwise be required during normal operations in order to ready the rig for upcoming work.

         As mentioned above, we cold stack an uncontracted rig in times of global market oversupply where we do not see demand sufficient for a particular fleet class. Cold stacking involves reducing the crew to a minimum, which could be as many as 12 crew members or as few as none. In the case of cold stacking, we preserve the rig from corrosion by installing dehumidifiers, applying anti-corrosion coating to the rig and filling the engines with protective fluids. For rigs that have no crew members on board, we typically install a monitoring system onboard the rig and monitor the rig from an on shore location. We also continue to incur harbor fees, insurance costs and other expenses. We generally spend approximately $[CONFIDENTIAL TREATMENT REQUESTED BY TRANSOCEAN INC.] to $[CONFIDENTIAL TREATMENT REQUESTED BY TRANSOCEAN INC.] per year on a cold stacked rig, with more normally being spent at the beginning of the process in order to prepare the rig to be cold stacked for a long period of time. We continue to depreciate rigs while in cold stack mode. These costs are incurred with the anticipation that these rigs will return to service, and these costs can be recovered in a relatively short period of time.

         The global nature of the rig market, the mobility of rigs, the number of rigs in our fleet, the manner in which we make our stacking and deployment decisions, and the sensitivity of dayrates to the number of rigs thought to be available at any given time all lead us to conclude that we should review our assets for impairment on an asset group basis rather than an individual rig basis. We believe that this approach is in accordance with paragraph 10 of SFAS 144 since these groups are the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

               CONFIDENTIAL TREATMENT REQUESTED BY TRANSOCEAN INC.


2. With respect to your response to part d) of prior comment 1, please tell us the factors you considered in your determination that your operating segments have similar economic characteristics as identified by paragraph 17 of SFAS 131.

Company Response

         To further discuss our business and management structure, we have a centralized chief operating decision maker ("CODM") and a centralized marketing group and manage our business and allocate resources based on global decisions related to customer contracts. We operate in a single global market where activity is determined by the specific contract opportunity. Our CODM focuses on where assets can be deployed on a global basis to maximize earnings in response to customer contract bid requests. Any of our geographic regional offices is there to ensure performance of these contracts and gather marketing information on upcoming opportunities. Our CODM does not utilize regional financial information in the allocation of resources since geographic location is more of a by-product of the contract than a meaningful, distinct aspect of our business. We would also note that our investors are keenly interested in our fleet contract status and similarly have little interest in financial information on a geographic basis. We publish a bi-monthly worldwide fleet update summary showing fleet contract status and file press releases for significant contract awards, as we believe our investors find this information meaningful in their assessment of our business. We strongly believe that because of the global nature of our business, we operate in one segment, the Transocean Drilling segment.

         We have set out below the pertinent sections of paragraph 10 of SFAS 131 defining an operating segment and our related analysis as we have applied those definitions to our business:

                  Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise:

                  "a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

                                    Analysis. We provide contract drilling
                                    services in various jurisdictions around the world using our fleet of High-Specification drillships and semisubmersibles (floaters), Other Floaters, Jackup Rigs and Other Rigs. Clients typically consist of the supermajor, major and other large integrated oil and gas companies, independent oil and gas companies and national oil companies. All of our drilling contracts are typically term contracts that often extend beyond one year and can be for several years in duration. Demand for our fleet in a given geographic region is driven by customer demands as specified in customer contracts and is not based on local rig supply. Marketing our rigs to respond to demand is based on centralized decision making and marketing in response to a global market. Our rigs frequently move from one geographic region to another depending on client needs and contract opportunities.

                  "b. Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance."

                                    Analysis. Our President and CEO is the
                                    Company's CODM and views our single segment indicated above as one business for the reasons discussed in "a" above. Further, decisions about resources to be allocated to our rigs are typically based upon customer needs (i.e., contract opportunities and specifications and the associated technical capabilities of our rigs generally available for such contract), and our rigs are managed as a single fleet. While the CODM receives limited financial information at the regional and rig level, this information is used for the purpose of assessing the execution of customer contracts in keeping with customer demand and to manage costs but it is not used to make resource allocation decisions. Decisions concerning the allocation of resources are determined by contract opportunities offered by our customers and the associated customer needs. Rig or regional performance or profitability simply do not factor into a resource allocation decision.

                                    Unlike many other businesses we cannot
                                    create primary demand by how we manage our business. All other factors being equal, reductions in our dayrates do not encourage our customers to offer new contracts. The customer decisions on when to offer contracts (i.e. when to start a drilling program) are based on their perception of geologic success in combination with their view of long term commodity prices and how those views impact the expected economic return on the project. The cost of contracting a drilling rig from us is small compared to the overall economics of the project.

                                    Consequently our regional managers cannot create demand and thus primarily focus on contract execution and cost control. The limited financial information that our CODM receives regarding each region is used to monitor contract execution and cost control. But even if a specific region were to outperform the other regions in its contract execution, that out performance has no impact on resource allocations since the out performance will not impact overall customer demand. Consequently the discrete financial information provided at the geographic level has no relevance to resource allocation and thus little to no relevance to the reader of our financial statements.

                  "c. For which discrete financial information is available."

               CONFIDENTIAL TREATMENT REQUESTED BY TRANSOCEAN INC.


                                    Analysis. Full financial statement
                                    information is available at the Transocean
                                    Drilling segment level. We do not gather or accumulate discrete income statements, cash flow statements or balance sheets on an individual rig or geographic region basis. We do accumulate revenues, operating and maintenance expense and depreciation, as well as limited balance sheet information, for each individual rig and on a geographic basis, although such items are not gathered for all asset classes. Also, we would note that this limited information would be insufficient to properly manage and assess a business. As such, our CODM does not view the limited rig and geographic region financial information provided as a source for allocating resources or bidding contracts. Our client needs and demands govern where our contract bid opportunities are and the amount of resources we allocate to a specific rig. We do not measure or review financial performance on a geographic region basis against the previous year to manage or understand our business due to the mobile nature and frequent relocations of our rigs. In addition, the rig and geographic region information is a small portion of the information used by the CODM.

         Our business is managed by a single management line reporting to our Chief Operating Officer ("COO"). Our COO reports directly to the CODM and is accountable for the operations of our total business. As indicated in our discussion of each of the characteristics of a segment, we do not believe each of these characteristics applies to our business at the geographic region or rig level, particularly since none meet the definition of a component of an enterprise. Therefore, we do not believe we meet the criteria of paragraph 10 except at the consolidated level.

         Our investors are interested in information relating to contract opportunities and status, which is why we publish our fleet update summary on a bi-monthly basis. This information provides our investors and customers with the contract term, contract dayrate and location of each of our rigs. We believe this information provides useful insight into our business at a contract level. We do not believe that discrete financial information on a geographic region basis would provide enhanced insight into our business because such information is not consistent with the manner in which our business is conducted over time, which is driven by contracts. Because of the mobility of our rigs, geographic information would not be comparable between periods and changes in geographic region results would be primarily explained by the movements of the rigs rather than by operational incidents, dayrate changes and utilization changes, which is how as we currently explain our results for our single segment business.

         In addition, we believe that even if our geographic regions met the definition of separate segments, they could be aggregated into one reporting segment based on the aggregation criteria of paragraph 17 of SFAS 131 because each geographic region has similar economic characteristics. We believe the best way to evaluate the economic characteristics of our geographic regions is based on EBITDA margins over a complete drilling cycle. Over time, the EBITDA margins of our three business units

               CONFIDENTIAL TREATMENT REQUESTED BY TRANSOCEAN INC.


         have generally ranged from 30 to 55 percent, with variations primarily attributable to the asset mix, and dayrate and utilization levels for the rigs assigned to that unit. This is illustrated by the information provided supplementally to this filing. Differences that arise from period to period are primarily related to the mix of the class of rigs in each of the geographic regions, which will vary over time due to the mobility of the rigs between regions, utilization of the individual rigs within each region, contract mix, the dates contracts were entered into and the dayrate impact of those contracts and unusual operating incidents. The geographic regions in which our rigs are located and bid for new contracts are dependent upon the needs of our customers. Mobility of rigs between regions precludes differences that might otherwise exist among regions. In most instances, our customers are willing to pay a mobilization fee to move our rigs from one region to another. In addition, each of our contracts has primarily USD denominated dayrates. A small percentage of the dayrate is priced in local currency and is used to pay the local expenses denominated in each respective local currency.

         In addition to being economically similar, we believe our regions would also meet all of the criteria of paragraph 17, which is as follows:

         (a)      The nature of the products and services

                           Analysis. We are a service company and the nature of our services are substantially the same wherever we work, i.e., we drill oil and gas wells using our global fleet of rigs primarily on a dayrate basis.

         (b)      The nature of the production processes

                           Analysis. We provide drilling services to our customers throughout the world with the equipment they request. These drilling services are provided (produced) in the same manner irrespective of where we work.

         (c)      The type of class of customer for their products and services

                           Analysis. Our customer base consists of major international oil and gas companies and government owned/controlled and large independent oil and gas companies throughout the world. All of our customers are in the exact same business (hydrocarbon extraction) and require the same service and type of drilling equipment.

         (d) The methods used to distribute their products or provide their services.

                           Analysis. We provide (distribute) our service using drilling rigs and marketing activities that are consistent throughout our various operating areas.

         (e) If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

                           Analysis. The regulatory environment in which we operate is consistent throughout the world.

               CONFIDENTIAL TREATMENT REQUESTED BY TRANSOCEAN INC.



         Irrespective of the aggregation criteria the staff asked us to provide and that we provided above, we strongly believe we operate in one global segment.

         We are supplementally providing the staff under separate cover a graph showing our operating margins on a business unit basis. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, we are requesting that this supplemental information be returned to us as soon as practicable following the Staff's review of such information. In addition, we are requesting that the staff afford confidential treatment under the Freedom of Information Act to this information.

April 29, 2005





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:        Ms. Jennifer Goeken

   Re: Acknowledgments Related to Transocean Inc.'s Response to the Staff's Comment Letter dated April 1, 2005

Ladies and Gentlemen:

         In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated April 1, 2005 from H. Roger Schwall, Assistant Director, with respect to the Annual Report on Form 10-K, Filed March 16, 2005, and the Response Letter dated February 25, 2005 of Transocean Inc. (the "Company"), the Company hereby acknowledges in connection with its response to the Staff's comments that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;

         o Staff comments or changes in disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Company's filings; and

         o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                             Very truly yours,

                                             TRANSOCEAN INC.


                                             By: /s/ Gregory L. Cauthen
                                                 ------------------------------
                                                     Gregory L. Cauthen
                                                     Senior Vice President and
                                                     Chief Financial Officer

cc:      William E. Turcotte
         Transocean Inc.

         Gene J. Oshman
         John D. Geddes
         Baker Botts L.L.P.